210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech Announces Appointments to Senior Management Team

CALGARY, AB, November 10th, 2011 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics”) today announced the appointment of Gerard Kennealey, MD as Senior Vice President of Clinical Development and Chief Medical Officer (CMO). George M. Gill, MD, Oncolytics’ CMO since July 2011, will return to his previous role as Senior Vice President of Regulatory Affairs and also has been appointed Chief Safety Officer.

“Dr. Kennealey is an excellent addition to our clinical development team bringing extensive experience with new oncology drug submissions, regulatory reviews and clinical trial management to his new role,” said Dr. Brad Thompson, President and CEO of Oncolytics. “Dr. Kennealey and Dr. Gill form a strong team that will advance our proprietary product, REOLYSIN®, through late-stage clinical testing and global regulatory approvals.”

Dr. Kennealey holds a B.S. (Biology) from Boston College and an MD from the Yale University School of Medicine. Following his medical training and a decade as a practicing oncologist, Dr. Kennealey worked for AstraZeneca where he held positions including Vice President, US Medical Affairs; Vice President, Oncology Clinical Research; and Global Product Director for Faslodex®. Dr. Kennealey subsequently held an array of progressively senior positions with other companies in the life sciences industry, as Senior Vice President & Chief Medical Officer at Eximias Pharmaceuticals; Senior Vice President, Drug Development at MGI Pharma; and Vice President of Business Development at Cephalon Inc. Most recently, Dr. Kennealey was Vice President of Scientific Affairs at Cephalon Inc.

Dr. Gill holds a B.Sc. (Chemistry) from Dickinson College and an MD from the School of Medicine of the University of Pennsylvania, and is board certified in pediatrics. He began his career in the pharmaceutical industry at Hoffman-La Roche, where he held a variety of positions, including as Director of the Clinical Oncology Group and Associate Director of Regulatory Affairs. He was subsequently Vice President of Clinical Research and Vice President of Medical Affairs at Ligand Pharmaceuticals; Senior Director and Head of U.S. Clinical and Medical Affairs for ICI Pharmaceuticals (now AstraZeneca); and Vice President and Head of Worldwide Regulatory Affairs for the Bristol-Myers Company (now Bristol-Meyers Squibb). Dr. Gill joined Oncolytics in 2002.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the Company’s control and which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements. Such risks and uncertainties include, among others, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com